August 12, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance, Office of Manufacturing

Washington, D.C. 20549

Attention: Dale Welcome

Jean Yu

Re:	Westrock Coffee Co. Form 10-K for Fiscal Year Ended December 31, 2023 Filed March 15, 2024 File No. 001-41485

Ladies and Gentlemen:

On behalf of Westrock Coffee Company (the “Company”), set forth below is the response of the Company to the follow-up comment of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated July 30, 2024, regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2023 filed with the Commission on March 15, 2024 (the “10-K”).

For your convenience, the Staff’s comment is recited below in bold, followed by the Company’s response. Page references herein correspond to the page of the 10-K. References to “we”, “us”, or “our” refer to the Company.

Form 10-K for the Fiscal Year Ended December 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations Adjusted EBITDA, page 30

1.

We note your response to prior comment 1, including that “the exclusion of Conway Start-up Costs are specifically permitted under the Company’s material debt agreements for the purpose of determining compliance with specific financial covenants.” Please provide us with the following:

●	the material debt agreement(s) to which Conway start-up costs are excluded for the purpose of determining compliance with your material financial covenant(s);
●	whether the financial covenant is a material term of the credit agreement; and
●	the specific financial covenant(s) as calculated in accordance with such material debt agreements, including the section to which it is defined in such debt agreements.

If management believes the covenant is a material term of a material credit agreement and it is material to an investor’s understanding of the company’s financial condition and/or liquidity, please disclose the following within MD&A:

●the amount or limit required for compliance with the covenant; and

Westrock Coffee Company 4009 N. Rodney Parham Road 4th Floor Little Rock, AR 72212 (501) 918-9358

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Manufacturing

August 12, 2024

●the actual or reasonably likely effects of compliance or non-compliance with the covenant on the company’s financial condition and liquidity.

If you determine Adjusted EBTIDA is not a material debt covenant to your material debt agreements or is calculated differently from your debt agreements, revise your non-GAAP measure to remove the adjustment for such start-up costs. Refer to Question 102.09 of the C&DIs on Non-GAAP Financial Measures.

In response to your information request, the Company respectfully acknowledges the Staff’s comment and submits that the material debt agreement to which Conway start-up costs are excluded for the purpose of determining compliance with our financial covenants is that certain Credit Agreement, dated as of August 29, 2022, among Westrock Beverage Solutions, LLC, as the borrower (“Borrower”), the Company, Wells Fargo Bank, N.A., as administrative agent, collateral agent, and swingline lender, Wells Fargo Securities, LLC, as sustainability structuring agent, and each issuing bank and lender party thereto (the “Credit Agreement”), as amended by that certain Incremental Assumption Agreement and Amendment No. 1, dated as of February 14, 2023, that certain Amendment No. 2, dated as of June 30, 2023 (“Amendment No. 2”), and that certain Amendment No. 3, dated as of February 15, 2024 (“Amendment No. 3”). The Credit Agreement and each of the aforementioned amendments are filed as Exhibits 10.4, 10.5, 10.6 and 10.7 to the 10-K, respectively.

At December 31, 2023, Section 6.09 of the Credit Agreement as amended through Amendment No. 2 (the “Prior Credit Agreement”)1 imposed two financial covenants: a minimum Total Net Leverage Ratio and a minimum Interest Coverage Ratio (each as defined in the Prior Credit Agreement, the “Covenants”). Section 1.01 of the Prior Credit Agreement defined the Covenants as follows (defined terms used but not defined in the following definitions shall have the meaning ascribed to such terms in the Prior Credit Agreement):

“Total Net Leverage Ratio” shall mean, as of any date of determination, the ratio of (a) Consolidated Total Net Debt outstanding as of the last day of the Test Period most recently ended as of such date to (b) Adjusted Consolidated EBITDA for such Test Period, all determined on a consolidated basis in accordance with GAAP.

“Interest Coverage Ratio” shall mean on any date, the ratio of Adjusted Consolidated EBITDA to Consolidated Interest Expense as of any date of determination.

1	Please be advised that Amendment No. 3 amended Section 6.09 of the Credit Agreement (the “Amended Credit Agreement”). Pursuant to the Amended Credit Agreement, the Borrower (as defined in the Amended Credit Agreement) is now required to maintain compliance with a Secured Net Leverage Ratio (as defined in the Amended Credit Agreement) and an Interest Coverage Ratio (as defined in the Amended Credit Agreement). The Amended Credit Agreement also includes a minimum liquidity covenant and anti-cash hoarding covenant. A discussion of the Amended Credit Agreement and these revised covenants was set forth in the Significant Developments (pages 31-32) and Liquidity and Capital Resources—Credit Agreement (pages 45-46) sections of Management’s Discussion and Analysis of Financial Condition and Results of Operations (the “MD&A”) of the 10-K, as well as Note 23. Subsequent Events of the Consolidated Financial Statements (pages 99-100) in the 10-K.

Westrock Coffee Company 4009 N. Rodney Parham Road 4th Floor Little Rock, AR 72212 (501) 918-9358

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Manufacturing

August 12, 2024

A component of each of the Covenants is Adjusted Consolidated EBITDA, which is defined in Section 1.01 of the Prior Credit Agreement, but Adjusted Consolidated EBITDA is not itself a financial covenant. Subsection (xii) of the definition of Adjusted Consolidated EBITDA in the Prior Credit Agreement permits, among other things, “integration and facilities’ or offices’ opening costs, start-up costs and other business optimization expenses . . . and any costs or expenses related or attributable to the commencement of a New Project”2 to be added to Consolidated Net Income (as defined in the Credit Agreement) in the calculation of Adjusted Consolidated EBITDA.3

The Company respectfully submits that it has disclosed the limits required for compliance with the Covenants within Note 12. Debt of the Consolidated Financial Statements (page 82). Additionally, the Company disclosed the limits required for compliance with the Covenants (as revised and expanded by Amendment No. 3) in the Significant Developments (pages 31-32) and Liquidity and Capital Resources—Credit Agreement (pages 45-46) sections of the MD&A of the 10-K, as well as Note 23. Subsequent Events of the Consolidated Financial Statements (pages 99-100) in the 10-K. Furthermore, the actual or reasonably likely effects of compliance or non-compliance with all of the negative and affirmative covenants set forth in the Credit Agreement from time to time on the Company’s financial condition and liquidity are disclosed within Item 1A. Risk Factors of the 10-K under the risk titled, “The covenants in our Credit Facilities and our future levels of indebtedness could materially and adversely affect our financial position, including reducing funds available for other business purposes and reducing our operational flexibility.” (page 17). In future filings, we will include disclosure substantially similar to the following within the Liquidity and Capital Resources section of the MD&A in our annual reports on Form 10-K and quarterly reports on Form 10-Q (including our quarterly report on Form 10-Q for the quarter ended June 30, 2024) in connection with our discussion of the then-applicable financial covenants imposed by the Credit Agreement (or other future material debt agreements):

Failure to comply with these covenants or make payments when due could result in an event of default, which, if not cured or waived, could accelerate our repayment obligations under the Credit Agreement and could result in a default and acceleration under other agreements containing cross-default provisions.  Under these circumstances, we might not have sufficient funds or other resources to satisfy all of our obligations.

The Company respectfully submits that Adjusted EBITDA as reported in the 10-K is not a non-GAAP liquidity measure subject to the prohibitions of Item 10(e)(1)(ii)(A) of Regulation S-K. Moreover, as detailed in our response letter dated July 18, 2024, we continue to believe Adjusted EBITDA is an important supplemental measure of operating performance and that the exclusion of Conway extract and ready-to-drink facility start-up costs from the calculation of Adjusted EBITDA is appropriate based on the guidance in Question 100.01 of the Division of Corporation Finance Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Also as we have detailed in our current response letter, the exclusion of Conway start-up costs from the calculation of Adjusted EBITDA is consistent with the exclusion of these start-up costs in the definition of Adjusted Consolidated EBITDA for purposes of the Credit Agreement.

The Company respectfully acknowledges that it is responsible for the adequacy and accuracy of our disclosures, notwithstanding any review, comments, action, or absence of action by the Staff.

We believe our response addresses your comment. However, we would be happy to speak to you directly if you need additional information or clarification.

2	Section 1.01 of the Prior Credit Agreement and the Amended Credit Agreement defines “New Project” to include, among other things, “each facility, office or business unit which is either a new facility, office or business unit or an expansion, relocation, remodeling or substantial modernization of an existing facility, office or business unit owned by the Borrower or the Subsidiaries which in fact commences operations.”
3	The definition of Adjusted Consolidated EBITDA was not amended by Amendment No. 3.

Westrock Coffee Company 4009 N. Rodney Parham Road 4th Floor Little Rock, AR 72212 (501) 918-9358

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Manufacturing

August 12, 2024

Sincerely,

/s/ T. Christopher Pledger

T. Christopher Pledger
Chief Financial Officer

Contact Information:

T. Christopher Pledger

Chief Financial Officer

chris@westrockcoffee.com

Blake Schuhmacher

Chief Accounting Officer

blake.schuhmacher@westrockcoffee.com

Westrock Coffee Company 4009 N. Rodney Parham Road 4th Floor Little Rock, AR 72212 (501) 918-9358